UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Exabyte Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

300615 20 0
(CUSIP Number)

John L. Sullivan, Senior Vice President, General Counsel and Secretary 1 Imation Place Oakdale, MN 55128 651-704-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2005
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 300615 20 0
1.	Names of reporting persons: Imation Corp. I.R.S. Identification Nos. of above persons (entities only): 41-1838504

2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
3.	SEC use only:

4.	Source of funds: OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 4,029,467 (See Item 5)

8.	Shared voting power: 0

9.	Sole dispositive power: 4,029,467 (See Item 5)

10.	Shared dispositive power: 0

11.	Aggregate amount beneficially owned by each reporting person: 4,029,467 (See Item 5)

12.	Check if the aggregate amount in Row (11) excludes certain shares ☐

13.	Percent of class represented by amount in Row (11): 24.5%

14.	Type of reporting person: CO

Introductory Statement
This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Exabyte Corporation, a Delaware corporation (“Exabyte”).
Items 5 and 6 of the statement on Schedule 13D previously filed by Imation Corp. are amended as follows.
Item 5. Interest in Securities of the Issuer:
(a) 4,029,467 (1) shares of common stock representing 24.5%
(b) Sole voting power: 4,029,467 (1), Shared voting power: 0,
Sole dispositive power: 4,029,467 (1), Shared dispositive power: 0
(c) Imation receives quarterly dividends payable in common stock, related to its holding of Series AA Convertible Preferred Stock. A dividend of 30,114 shares of common stock was paid on December 1, 2005.
(d) Not applicable.
(e) Not applicable.
(1) Includes 836,394 shares of common stock issuable upon exercise of warrants that are currently exercisable or will become exercisable within 60 days and 1,601,175 shares of common stock issuable upon conversion of Series AA Preferred Convertible Stock, which is currently convertible or will become convertible within 60 days. See Item 6.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No change except the addition of the following:
On December 1, 2005, Imation received an additional notice of adjustment to the conversion price of Exabyte’s Series AA Convertible Preferred Stock and outstanding warrants to purchase common stock pursuant to the anti-dilution provisions thereof, effective December 15, 2005. As a result of such anti-dilution adjustment, the Series AA Convertible Preferred stock held by Imation is convertible into 1,601,175 shares of common stock and the warrants to purchase common stock held by Imation are exercisable at $1.80.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 20, 2005

/s/ Paul R. Zeller
Signature
Paul R. Zeller/Vice President and Chief Financial Officer Name/Title